SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 16, 2012

Commission File Number: 001-34559

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference are the following documents:

1.	The Registrant's Notice of Annual General Meeting of Shareholders to be held on May 15, 2012.

2.	Proxy card for use in connection with the Registrant's Annual General Meeting of Shareholders to be held on May 15, 2012.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: April 15, 2012

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692,

Israel

Dear Shareholder:

You are cordially invited to attend an Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), scheduled to be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Tuesday, May 15, 2012 at 3:00 p.m. Israel local time (the "Meeting").

As described in the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement, shareholders will be asked to: (1) approve and ratify the re-appointment of independent auditors for the Company’s 2012 fiscal year and for an additional period until the next Annual General Meeting, (2) re-elect Mr. David Schlachet, whose current term as director expires at the Meeting, and elect Mr. Dominick Arena, as Class I directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until their respective successors have been duly elected, (3) approve a grant of options from the Company and from Syneron Beauty Ltd., a wholly-owned subsidiary of the Company, to Dr. Shimon Eckhouse, Chairman of the Board of Directors, and (4) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Your vote is very important, regardless of the number of shares you own. I urge you to vote your proxy as soon as possible. Whether or not you plan to attend the Annual General Meeting in person, I urge you to sign, date and promptly return the enclosed proxy card in the accompanying postage prepaid envelope. Even if you have previously returned your proxy card, you may, of course, attend the Annual General Meeting in person, withdraw your proxy and vote personally on any matters properly brought before the meeting.

On behalf of the Board of Directors and all of the employees of the Company, I wish to thank you for your continued support of the Company.

Sincerely yours,

Dr. Shimon Eckhouse
Chairman of the Board
April 16, 2012

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on May 15, 2012

The Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), will be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Tuesday, May 15, 2012 at 3:00 p.m. Israel local time, subject to adjournment or postponement by the Board of Directors (the "Meeting"), for the following purposes:

1.	Approve and ratify the re-appointment of independent auditors for the Company’s 2012 fiscal year and for an additional period until the next Annual General Meeting;

2.
Re-elect Mr. David Schlachet, whose current term as director expires at the Meeting, and elect Mr. Dominick Arena, as Class I directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until their respective successors have been duly elected;

3.	Approve a grant of options from the Company and from Syneron Beauty Ltd., a wholly-owned subsidiary of the Company, to Dr. Shimon Eckhouse, Chairman of the Board of Directors,

4.	Approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

In addition, the financial statements of the Company for the fiscal years ended December 31, 2011 will be discussed at the meeting, pursuant to the provisions of the Israeli Companies Law 1999 (the “Companies Law”). These financial statements will be made available prior to the Meeting on the Company’s web site: http://www.syneron.com.

Only holders of record of ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”) on Tuesday, April 10, 2012, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof.

In order to constitute a quorum for the conduct of business at the General Meeting, it is necessary that at least two shareholders holding 40% or more of the voting rights in the Company be present in person or be represented by proxy. Your attention is called to the accompanying proxy statement. To assure your representation at the Annual General Meeting, please date, sign and return the enclosed proxy card no later than 48 hours before the time of the Meeting, for which a return envelope is provided. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

By order of the Board of Directors,

Mr. Asaf Alperovitz
Chief Financial Officer

Yokneam Illit, Israel
April 16, 2012

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

If you have any questions, or have any difficulty voting your shares, please contact
Asaf Alperovitz, Chief Financial Officer at +972 (73) 244-2200.

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692, Israel

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 15, 2012

INTRODUCTION

This proxy statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Syneron Medical Ltd., an Israeli corporation, of proxies for use at the Annual General Meeting of shareholders of the Company scheduled to be held at the offices of the Company located at Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Tuesday, May 15, 2012 at 3:00 p.m. Israel local time, and at any and all postponements and adjournments thereof (the "Meeting"). Unless the context otherwise requires, references in this Proxy Statement to "Syneron," the "Company," "we" or "our" refer to Syneron Medical Ltd.

INFORMATION REGARDING VOTING AT THE ANNUAL GENERAL MEETING

General

At the Annual General Meeting, the shareholders of the Company are being asked to consider and to: (1) approve and ratify the re-appointment of independent auditors for the Company’s 2012 fiscal year and for an additional period until the next Annual General Meeting, (2) re-elect Mr. David Schlachet, whose current term as director expires at the Meeting, and elect Mr. Dominick Arena, as Class I directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until their respective successors have been duly elected, (3) approve a grant of options from the Company and from Syneron Beauty Ltd., a wholly-owned subsidiary of the Company, to Dr. Shimon Eckhouse, Chairman of the Board of Directors, and (4) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Shares represented by properly executed proxies received by the Company will be voted at the Annual General Meeting in the manner specified therein or, if no instructions are marked on the proxy card, FOR each of the proposals listed in this proxy statement to the extent permitted by applicable law. Although management does not know of any other matter to be acted upon at the Annual General Meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in accordance with their respective best judgment with respect to any other matters that may properly come before the Annual General Meeting.

The approximate date on which this proxy statement and the enclosed proxy card are first being sent to shareholders is April 16, 2012. This proxy statement and the accompanying proxy card are also available to the public through the Securities and Exchange Commission (the "Commission") website at http://www.sec.gov.

Principal Executive Office

The mailing address of the principal executive offices of the Company is Tavor Building, 3rd floor, Yokneam Industrial Zone, P.O. Box 550, Yokneam Illit, 20692, Israel, and our telephone number there is +972 (73) 244-2200.

Record Date, Quorum and Voting

April 10, 2012 has been set as the record date for the Annual General Meeting. Only shareholders of record on April 10, 2012, will be entitled to notice of and to vote at the Annual General Meeting. On April 4, 2012, 35,407,421 ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”), were outstanding (excluding treasury shares). Each outstanding Ordinary Share is entitled to one vote on each matter to be voted on at the Annual General Meeting.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposals One, Two, and Three.

The presence, in person or by proxy, of at least two shareholders holding at least 40% or more of the voting rights of the shares issued and outstanding and entitled to vote is necessary to constitute a quorum at the Annual General Meeting. If within half an hour from the time appointed there are not sufficient votes for a quorum, the Annual General Meeting will be adjourned by seven days to May 22, 2012, at 3:00 p.m. Israel local time, in order to permit the further solicitation of proxies. At such adjourned meeting the necessary quorum for the business for which the original meeting was called shall be one shareholder holding any number of shares.

Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. Votes that are withheld and broker non-votes will be excluded entirely from the vote.

Shareholders should complete and return the proxy card as soon as possible. To be valid, the proxy card must be completed in accordance with the instructions on it and received by no later than 48 hours prior to the Meeting, that is on or before May 13, 2012, at 3:00 p.m., Israel local time.

Shareholders wishing to express their position on an agenda item for the Annual General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Asaf Alperovitz, at Tavor Building, Yokneam Industrial Zone, Yokneam Illit 20692, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission on Form 6-K. Position Statements should be submitted to the Company no later than April 26, 2012.

Revocation of Proxies

Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. A proxy may be revoked by delivering to the Chairman of the Board of Directors of the Company, prior to the commencement of the Annual General Meeting, either a written notice of revocation or a duly executed proxy bearing a later date at the address set forth above.

Expenses and Solicitation

The Company is making this solicitation, and the cost of preparing, assembling and mailing the Notice of Annual General Meeting of Shareholders, this Proxy Statement and the enclosed proxy card will be paid by the Company. Following the mailing of this proxy statement, directors, officers and other employees of the Company may solicit proxies by mail, telephone, e-mail or in person. These persons will receive no additional compensation for these services. Brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of Ordinary shares of record will be requested to forward proxy soliciting material to the beneficial owners of such shares and we will reimburse such persons for their reasonable expenses so incurred.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law of 1999.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1

APPROVE AND RATIFY THE RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR
THE COMPANY’S 2012 FISCAL YEAR AND AN ADDITIONAL PERIOD UNTIL THE NEXT
ANNUAL GENERAL MEETING

In accordance with the Companies Law, the Company’s shareholders have the authority to appoint the Company’s independent auditors. At the Meeting, shareholders will be asked to approve and ratify the re-appointment of the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s fiscal year ending December 31, 2012 and for an additional period until the next Annual General Meeting.

Under the Company's Articles of Association, the Board of Directors (or a committee of the Board of Directors, if such determination was delegated to a committee) is authorized to determine the independent auditor's remuneration. In addition, under the corporate governance rules of the Nasdaq Global Market, the Audit Committee must be directly responsible for the remuneration of the independent auditor. In order to comply with both its Articles of Association and the corporate governance rules of Nasdaq, the Company has adopted a policy in which the Audit Committee approves the fees, and thereafter the Board of Directors approves the fees.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the Company’s fiscal year ending December 31, 2012 and for an additional period until the next Annual General Meeting, be, and it hereby is, approved, and that the Board be, and it hereby is, authorized, subject to the approval by the Audit Committee, to fix the remuneration of such independent auditors in accordance with the volume and nature of their services.”

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 2

RE-ELECT DAVID SCHLACHET AND ELECT DOMINICK ARENA AS MEMBERS OF
THE BOARD OF DIRECTORS

According to the Company’s Articles of Association, the directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote (except for the external directors who are elected according to the provisions of the Israeli Companies Law 1999 (the “Companies Law”)). Our directors are elected in three staggered classes. At every Annual General Meeting, one class of directors is elected to hold office until the end of the third Annual General Meeting following the election, and so the regular term of only one class of directors expires annually. At this Annual General Meeting, the term of the first class, currently consisting of David Schlachet and Dominick Arena, will expire. Mr. Schlachet was elected as a Class I director to a three-year term at our annual general meeting held in 2008. On March 5, 2012, Mr. Arena was appointed as a Class I member of the Board of Directors to fill a vacancy created by the retirement of Gerard Puorro.

Directors receive an annual fee of $30,000 for their services, in addition to a Board of Directors or committee participation fee of $1,000 (participation via conference call shall entitle the director to 50% of the participation fee). In addition, directors receive an annual grant of 15,000 options or 5,000 restricted share units for each full year of service, and reimbursement of out of pocket expenses. The chairman of the Company's compensation committees receives an additional annual fee of $5,000.

Messrs. David Schlachet and Dominick Arena have attested to the Board of Directors of the Company and to the Company that they meet all the requirements in connection with the election of directors under the Companies Law, per the statement in the form attached hereto as Appendix A.

The Nominating and Governance Committee and the Board of Directors have recommended to re-elect Mr. Schlachet and to elect Mr. Arena as Class I directors, to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until their respective successors have been duly elected.

David Schlachet served as our CEO from November 2005 until May 14, 2007, when he resigned as our CEO and was appointed to our board of directors. From July 2004 to November 2005, Mr. Schlachet served as our Chief Financial Officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000 David Schlachet also served as an active chairman of Elite Industries, a coffee confectionary and salty snacks company which is a subsidiary of Strauss Group Ltd., in addition to his position in Straus Group Ltd. (TASE: STRS). From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq listed Ezchip (formerly LanOptics Ltd.) (Nasdaq: EZCH). In addition, Mr. Schlachet serves as a director of Tel-Aviv Stock Exchange listed companies Taya Investments Ltd., Mazor Surgical Technologies Ltd and BioCancell Therapeutics Inc. As of November 2008, Mr. Schlachet was nominated to serve as a director of the Tel Aviv Stock Exchange (TASE) and as Chairman of the TASE audit committee and also as a director and audit committee member of the TASE Clearing House. Mr. Schlachet also serves as a director of CellCure Therapeutics, a privately owned Israeli company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University (specialized in finance).

Dominick Arena has served as a director since March 5, 2012, when he was appointed to fill the vacancy created by the retirement of Gerard Puorro.  Mr. Arena has more than 30 years of executive experience in healthcare. He is a founding partner of Leucadia Equities, LLC, which provides business advisory services focused on the healthcare industry, where he has served as partner from 2006 to the present.  In addition, he is currently an operating partner of Water Street Healthcare Partners, where he interfaces with CEOs of prospective platform or bolt-on companies in the medical device market, where he has served from 2006 to the present.  From 2005 to 2006, Mr. Arena was President of Smiths Critical Care, which manufactures and markets medical devices in critical care settings, where he directed the post-acquisition integration of Medex Medical into Smiths Medical.  From 2000 to 2005, Mr. Arena was CEO of Medex Medical, a leading global manufacturer of critical care medical products. From 1997 to 2000, Mr. Arena served in top management positions with Furon Company, an engineered plastics company. Mr. Arena has also served as the CEO or President of three medical device manufacturing companies, including AnaMed International, Hudson Respiratory Care, Inc., and Respiratory Care, Inc. He currently serves on the Boards of Directors of Sigma International General Medical Apparatus, US Endoscopy, and the Legacy Foundation. Mr. Arena holds a bachelor of science degree in Chemistry from Le Moyne College.

The Company has been advised by Messrs. Schlachet and Arena that they are willing to be named as director nominees herein and are willing to serve as directors if elected. However, if Messrs. Schlachet and/or Arena should be unable to serve as directors, the enclosed proxy will be FOR substitute nominees selected by the Board of Directors.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

 “RESOLVED, that Mr. David Schlachet be re-elected and Mr. Dominick Arena be elected as Class I directors, to hold office until the end of the third Annual General Meeting of Shareholders to be held after the Meeting or until their successors have been duly elected."

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the election of Messrs. Schlachet and Arena.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 3

APPROVAL OF A GRANT OF OPTIONS FROM THE COMPANY AND FROM SYNERON
BEAUTY LTD. TO DR. SHIMON ECKHOUSE

It is proposed to approve a grant of options from the Company and from Syneron Beauty Ltd. ("Syneron Beauty"), a wholly-owned subsidiary of the Company, to Dr. Shimon Eckhouse.  Dr. Eckhouse currently serves as the Chairman of the Board of Directors of both companies.

Dr. Eckhouse has served as the Chairman of the Company's Board of Directors since May 2004.  In addition, he has served as Chairman of the Board of Directors of Syneron Beauty since its formation in November 2010, at which time we transferred to Syneron Beauty our non-professional aesthetic device activities related to our consumer market initiatives, including our joint Procter & Gamble initiative, our ELOS based consumer hair removal mē product and our holdings in Fluorinex Active Ltd.  In addition, following the acquisition of Pharos Life Corporation (now called Syneron Beauty, Inc.), Syneron Beauty, Inc. became a wholly owned subsidiary of Syneron Beauty.  The Company's Board of Directors believes the grant of these options to Dr. Eckhouse is justified given his active role as Chairman of the Board of Directors of both companies.

Under Israeli law, transactions between a company and its directors regarding their terms of engagement, including with respect to indemnification, insurance and exemptions, and with respect to their terms of engagement in other positions in the company, are subject to the approval of such company's audit committee, board of directors, and shareholders.  Therefore, we are seeking shareholder approval for the options to be provided to Dr. Eckhouse, as follows:

•
Company Options: In consideration for Dr. Eckhouse's service as the Chairman of the Company's Board of Directors, an option to purchase 150,000 shares of the Company (the "Option"), 50,000 of which shall vest per each full year of service on December 31, 2012, December 31, 2013, and December 31, 2014.  The exercise price of the Option shall be the closing price of the Company's shares on May 15, 2012; and

•
Syneron Beauty Options: In consideration for Dr. Eckhouse's service as the Chairman of Syneron Beauty's Board of Directors, an option to purchase such number of ordinary shares as equals 3% of Syneron Beauty's outstanding share capital on May 15, 2012 (the "SB Option"), which SB Option shall vest in three equal installments on each of December 31, 2012, December 31, 2013 and December 31, 2014.  The exercise price of the SB Option shall be equal to the fair market value of the shares underlying the SB Option as determined by the Company's Board of Directors.

Per the 2011 Syneron Beauty Option Plan, holders of Syneron Beauty options may elect to receive, upon exercise of the options, shares of the Company rather than shares of Syneron Beauty, subject to the approval of the administrator of the 2011 Syneron Beauty Option Plan, so long as there has been no initial public offering of Syneron Beauty and so long as Syneron Beauty remains wholly-owned by the Company (except for any underlying shares granted or to be issued upon exercise of options granted in accordance with the 2011 Syneron Beauty Option Plan). The election may be made for all or a portion of the options which have vested and are exercisable on the date of the election.  Upon such election, the number of shares of the Company to be issued will be calculated based on the then-current fair market value of the underlying shares of Syneron Beauty subject to election (minus the applicable exercise price) divided by the average of the closing price of the Company's shares during the 30 trading days immediately preceding the date of such election.  In addition, the administrator of the Plan shall not approve any election to receive shares of the Company unless the Company's shares are listed on an established stock exchange or national market system.

For additional information about either the 2004 Israel Stock Option Plan or the 2011 Syneron Beauty Option Plan, see the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012.

The Compensation Committee, Audit Committee and Board of Directors of the Company have approved the compensation outlined above.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that, in light of the recommendations of the Compensation Committee, Audit Committee and Board of Directors, the options provided by the Company and Syneron Beauty Ltd. to Dr. Shimon Eckhouse are hereby approved.”

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Board Recommendation and Required Vote

The Board of Directors, in light of the recommendations of the Compensation Committee and the Audit Committee, recommends that you vote FOR the approval of the options provided by the Company and Syneron Beauty to Dr. Eckhouse.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to Syneron Medical Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is my resume, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

1As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

A - 1

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

A - 2



SYNERON MEDICAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Syneron Medical Ltd. (the “Company”), do hereby nominate, constitute and appoint Mr. Asaf Alperovitz and Ms. Rotem Perelman-Farhi, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of April 10, 2012, at the Annual General Meeting of Shareholders to be held on May 15, 2012 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side.)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SYNERON MEDICAL LTD.

May 15, 2012

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

0 0 0 3 0 3 0 0 3 0 0 0 0 0 0 0 0 0 0 0 5	051512

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Annual General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment.		1.	TO APPROVE AND RATIFY THE RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR THE COMPANY’S 2012 FISCAL YEAR AND FOR AN ADDITIONAL PERIOD UNTIL THE NEXT ANNUAL GENERAL MEETING.	☐	☐	☐

PLEASE MARK, SIGN, AND DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.		2.
TO RE-ELECT MR. DAVID SCHLACHET, WHOSE CURRENT TERM AS DIRECTOR EXPIRES AT THE MEETING, AND ELECT MR. DOMINICK ARENA, AS CLASS I DIRECTORS TO HOLD OFFICE UNTIL THE END OF THE THIRD ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD AFTER THE MEETING OR UNTIL THEIR RESPECTIVE SUCCESSORS HAVE BEEN DULY ELECTED
				☐	☐	☐

		3.	TO APPROVE A GRANT OF OPTIONS FROM THE COMPANY AND FROM SYNERON BEAUTY LTD., A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY, TO SHIMON ECKHOUSE, CHAIRMAN OF THE BOARD OF DIRECTORS.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.